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                              December 9, 2020

       Khurram P. Sheikh
       Chief Executive Officer
       KINS Technology Group Inc.
       Four Palo Alto Square, Suite 200
       3000 El Camino Real
       Palo Alto, CA 94306

                                                        Re: KINS Technology
Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 8,
2020
                                                            File No. 333-249177

       Dear Mr. Sheikh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed December 8, 2020

       Exhibits

   1. We note that the form of warrant agreement filed as exhibit 4.4 provides that any action, proceeding, or claim
arising out of or relating in any way to the agreement shall be brought and enforced in
the courts of the State of New York or the United States District
                                                        Court for the Southern
District of New York, and that the company irrevocably submits to such jurisdiction,
which jurisdiction shall be exclusive. We also note that the company waives any objection to
such    exclusive jurisdiction.    If this provision requires investors
                                                        in this offering to
bring any such action, proceeding, or claim in the courts of the State of
                                                        New York or the United
States District Court for the Southern District of New York,
                                                        please disclose such
provision in your registration statement, and disclose whether this
 Khurram P. Sheikh
KINS Technology Group Inc.
December 9, 2020
Page 2
      provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the warrant agreement states this clearly.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Jean Yu, Senior
Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                             Sincerely,
FirstName LastNameKhurram P. Sheikh
                                                             Division of
Corporation Finance
Comapany NameKINS Technology Group Inc.
                                                             Office of
Manufacturing
December 9, 2020 Page 2
cc:       Gregg A.Noel, Esq.
FirstName LastName